Filed by Silvercorp Metals Inc.
Commission File No. 0001340677
Pursuant to Rule 425 under the
United States Securities Act
of 1933, as amended
Subject Company: Klondex Mines Ltd.
Commission File No. 0001311605
Dated: July 6, 2009

FOR IMMEDIATE RELEASE	July 15, 2009
SILVERCORP UPDATES MARKET REGARDING ITS OFFER TO
ACQUIRE ALL THE OUTSTANDING SHARES OF KLONDEX
VANCOUVER, BC — Silvercorp Metals Inc. (“Silvercorp”) (TSX: SVM; NYSE Amex: SVM) wishes to update the market regarding the status of its offer to acquire all of the outstanding shares of Klondex Mines Ltd. (“Klondex”) (TSX: KDX).
The Silvercorp offer entitles Klondex’s shareholders to receive 0.50 shares of Silvercorp for each outstanding Klondex share validly tendered to the offer and not withdrawn, representing a premium of approximately 59% over Klondex’s closing share price on the TSX on June 5, 2009, the last trading day prior to Silvercorp’s announcement of its intention to make the offer (based on Silvercorp’s closing share price on the TSX on the same date). The offer represents a premium of approximately 63% over Klondex’s volume-weighted average price on the TSX for the 20 trading days ended June 5, 2009 (based on Silvercorp’s volume-weighted average price for the same period). These premiums are significantly greater than the average premiums paid in recent comparable transactions.
Since Silvercorp announced its intention to make its offer on June 8, 2009, a number of issues have arisen which Klondex shareholders should carefully consider as they make their decision with respect to Silvercorp’s offer:
•	Klondex has been unable to present a compelling alternative to Silvercorp’s offer;

•	Klondex has been unable to demonstrate any additional value that was not already well known by the market on June 8, 2009;

•
Klondex issued 1,714,285 shares (an ownership position of approximately 6%) via a private placement completed on June 30, 2009, which granted the subscriber a two-year pre-emptive right to participate in up to 50% of certain future Klondex equity financings and one of six Klondex board seats, all at a discount of approximately 20% to Silvercorp’s offer price, even though Silvercorp’s offer was conditional upon Klondex not issuing any shares; and

•	the Klondex board granted themselves standalone indemnity agreements concurrent with undertaking the private placement.
At least two of the conditions to Silvercorp’s offer remain unfulfilled or breached and unwaived as a result of the Klondex shareholder rights plan remaining in place and the private placement of securities and grant of ancillary rights completed by Klondex on June 30, 2009.
So long as the Klondex shareholder rights plan remains in place, Silvercorp will not take up any shares tendered to its offer. Silvercorp intends to petition the British Columbia Securities Commission during the week of July 13, 2009 to cease trade the rights issued under the Klondex shareholder rights plan.
If Silvercorp’s offer is terminated, withdrawn or otherwise unsuccessful, Klondex’s share price can be expected to decline precipitously. Klondex’s closing share price on the TSX on June 3, 2009 was C$1.13. Over the two trading days between the close on June 3, 2009 and the close on June 5, 2009 (the last trading day prior to Silvercorp’s announcement of its intention to make the offer), Klondex’s share price increased C$0.24 (or approximately 21%) on almost four times its normal two-day trading volume. Klondex’s 20-day volume-weighted average price on the TSX as at June 5, 2009 was C$1.13, consistent with its closing price on June 3, 2009. Since June 5, 2009, the share prices of other junior Nevada-based gold mining companies have declined by approximately 16% on average. Had Klondex’s share price not been supported by the Silvercorp offer, it is reasonable to expect that its share price would have performed in line with other junior Nevada-based gold mining companies. A decline of approximately 16% would result in a Klondex share price today of approximately C$0.95. Currently, the Silvercorp offer represents a 94% premium to C$0.95 (based on Silvercorp’s 20-day volume-weighted average price on the TSX as at July 14, 2009). Klondex shareholders should tender their shares to Silvercorp’s offer to protect against the substantial share price decline that they can expect to occur if Silvercorp’s offer is terminated, withdrawn or otherwise unsuccessful.

If Silvercorp’s offer is terminated, withdrawn or otherwise unsuccessful, Klondex’s trading liquidity can be expected to return to pre-offer levels. Klondex’s average daily trading volume on the TSX over the three months ended June 5, 2009 (the last trading day prior to Silvercorp’s announcement of its intention to make the offer) was approximately 41,000 shares per day. Since June 5, 2009, approximately 11.5 million Klondex shares have traded, representing approximately 440,000 shares per day or more than ten times its normal daily trading volume. This has provided Klondex shareholders with trading liquidity that was previously unavailable to them.
Klondex may also face litigation from shareholders or other third parties if Silvercorp’s offer is terminated, withdrawn or otherwise unsuccessful. In such case, it is possible that shareholders of Klondex may take issue with the Klondex board for: (i) refusing to waive the Klondex shareholder rights plan; (ii) completing the private placement and granting the subscriber a pre-emptive right and a board seat, with the knowledge that doing so was a breach of a condition of the Silvercorp offer and that the pre-emptive right, in particular, would present a significant obstacle to any bidder for Klondex; and (iii) agreeing to private placement terms including a pre-emptive right and a board seat at a substantial discount to Silvercorp’s offer price. Klondex shareholders should encourage the Klondex board to provide them with the opportunity to decide for themselves whether to accept or reject the Silvercorp offer by immediately waiving the Klondex shareholder rights plan and avoiding the breach of any further conditions of the Silvercorp offer.
Klondex’s disclosure record may also be the subject of legal scrutiny. Klondex has not filed a number of its material contracts in its public disclosure record, including most recently the agreements it entered into in connection with the private placement announced on June 30, 2009. Not only is this failure to file material contracts contrary to the law, it also makes it difficult for Klondex shareholders to properly assess Silvercorp’s offer, since they do not have access to material information included in the undisclosed material contracts that may influence their decision as to whether to accept or reject the Silvercorp offer. Silvercorp has objected in writing to the regulatory authorities regarding certain of Klondex’s disclosure practices, most notably in connection with the disclosure regarding Klondex’s recent private placement given that an agreement on price was reached on June 25, 2009 but no disclosure was made until June 30, 2009 despite Klondex’s timely disclosure obligations. It is also worth noting that the Klondex board granted themselves standalone indemnity agreements concurrent with undertaking the private placement. Consistent with past practice, those indemnity agreements have not been publicly filed by Klondex.
Klondex’s Fire Creek property will require a considerable amount of capital to advance from its current exploration stage through development to commercial production. Raising the required amount of capital represents a significant financing risk for a single-asset, exploration-stage company such as Klondex, which has yet to acquire any operational personnel. Even if Klondex can successfully finance the development of a mine on the Fire Creek property as a standalone company, Klondex shareholders will suffer considerable dilution in raising the required level of capital to build such a mine. Raising capital is always a challenge, but with the pre-emptive right granted by the Klondex board to the subscriber under the recent private placement, it will be even more difficult. The subscriber will exercise significant control over the terms of any financing, and may well gain effective control over Klondex if it fully exercises its rights. Klondex shareholders should seriously consider the attractive premium Silvercorp is offering today versus the significant financing risk and inevitable dilution they will incur if Klondex proceeds with its standalone plan to develop a mine at Fire Creek.

Silvercorp urges Klondex shareholders who have not yet tendered their shares to do so immediately. Furthermore, Silvercorp urges Klondex shareholders to contact the Klondex board and the special committee of directors, entrusted with acting in their best interest, to encourage them to provide Klondex shareholders with the information they need to properly assess the Silvercorp offer and to waive the Klondex shareholder rights plan so Klondex shareholders can decide for themselves whether to accept or reject the Silvercorp offer prior to the expiry time of 5:00 pm (Eastern Time) on July 21, 2009.
Rationale for the Offer
Silvercorp believes its offer provides Klondex shareholders with an attractive premium and the opportunity to participate in both the Fire Creek Property and Silvercorp’s high-margin operating mines. Specifically, Silvercorp believes that Klondex shareholders will enjoy the following significant benefits from the offer:
•	a premium of approximately 60% to Klondex’s pre-announcement market prices, which far exceeds the average premium paid in recent comparable transactions;

•
exposure to a diverse portfolio of assets, including the Fire Creek Property, which is still an exploration stage pre-feasibility project with significant risks, and Silvercorp’s four currently operating high-margin mines, one near-term development project and prospective land positions near Silvercorp’s existing projects. This combination reduces the risk of Klondex shareholders being exposed to a single asset exploration-stage company whose property still requires additional infill drilling to verify and upgrade the higher-grade portion of the resource;

•
accelerated development of the Fire Creek Property through Silvercorp’s dedicated management team with a proven track record of successfully permitting, developing and operating four narrow-vein, underground mines;

•
the financial resources, including combined net cash of approximately C$71 million as at March 31, 2009, to continue to advance the Fire Creek Property and Silvercorp’s existing near-term development project;

•
significantly enhanced trading liquidity through holding Silvercorp shares given Silvercorp’s combined average daily trading volume on the TSX and the NYSE Amex of approximately 724,000 shares per day over the three months ended June 5, 2009, versus Klondex’s average daily trading volume on the TSX of approximately 41,000 shares per day over the same period;

•	an improved capital markets presence on the TSX and NYSE Amex, and access to equity research coverage; and

•	the offer has been structured so that it will allow certain Klondex shareholders who tender to the offer to do so on a tax efficient basis.
Important Information for Shareholders Wishing to Tender
Klondex shareholders wishing to accept the offer must deposit, prior to the expiry time of 5:00 pm (Eastern Time) on July 21, 2009, certificate(s) representing their shares, together with a letter of transmittal (or a manually executed facsimile thereof) accompanying the documents mailed to them, properly completed and signed, and all other required documents, at the Toronto office of Kingsdale Shareholder Services Inc. (fax 1-866-545-5580). Instructions are contained in the letter of transmittal. Klondex shareholders whose shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the offer.

Important Information for Holders of Options and Warrants
The offer is being made only for Klondex shares and not for Klondex options or warrants. Any holders of Klondex options or warrants who wish to accept the offer should exercise such securities and obtain certificates representing Klondex shares that may be validly tendered to the offer prior to the expiry time of 5:00 pm (Eastern Time) on July 21, 2009. Following the successful completion of the transactions contemplated in the offer and take-over bid circular filed by Silvercorp on June 15, 2009 and subject to the terms and conditions of the Klondex options and warrants, Silvercorp intends to make arrangements to allow any Klondex options and warrants that remain unexercised to remain outstanding and to be converted into securities exercisable for Silvercorp shares. The number of Silvercorp shares underlying each such security and the corresponding exercise price will reflect the exchange ratio used in the offer.
Further Information
Investors may obtain a free copy of the offer and take-over bid circular relating to the offer and other relevant documents filed or to be filed by Silvercorp with Canadian securities regulatory authorities at www.sedar.com and with the United States Securities and Exchange Commission (“SEC”) at www.sec.gov. The offer and take-over bid circular relating to the offer and other relevant documents may also be obtained for free from Silvercorp’s website at www.silvercorp.ca or by directing a request to Silvercorp’s investor relations department by telephone at 1-888-224-1881, by fax at 604-669-9387 or by e-mail at info@silvercorp.ca or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-888-518-6832.
This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Silvercorp or Klondex. Such an offer may only be made pursuant to an offer and take-over bid circular filed with Canadian securities regulatory authorities and with the SEC.
Silvercorp filed a Registration Statement on Form F-8 (including the Letter of Transmittal and related documents) with the SEC on June 15, 2009, as amended from time to time, which includes the offer and take-over bid circular relating to the offer. SILVERCORP URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, Gaocheng and Shimentou properties in the Guangdong Province of China, to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.
Cautionary Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Silvercorp’s intention with respect to a proposed offer to acquire Klondex; the proposed terms of such an offer; the business, operations and financial performance and condition of each of Silvercorp, Klondex and the proposed combined company.

Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: Silvercorp’s assessment of the effect of an offer on Silvercorp and on the shareholders of Klondex, the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; the ability of Silvercorp to advance development of the Fire Creek gold project; gold and silver price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.
The shares of Silvercorp Metals Inc. trade on the Toronto Stock Exchange (TSX: SVM) and the NYSE Amex (SVM). Neither the TSX nor the NYSE Amex have approved or disapproved the form or content of this release.
This press release is also available at www.silvercorp.ca

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